ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624617-951-7000F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

July 18, 2006	Marc O. Stahl
(617) 951-7893
Marc.Stahl@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:          Pax World Balanced Fund, Inc. (File Nos. 002-38679, 811-02064)
Pax World Growth Fund, Inc. (File Nos. 333-23549, 811-08097)
Pax World High Yield Fund, Inc. (File Nos. 333-82133, 811-09419)
(each a “Fund,” and together, the “Funds”)

To the Commission:

On behalf of each Fund, we are today transmitting via EDGAR a preliminary proxy statement for filing pursuant to Rule 14a-6(a).

The proxy statement solicits shareholders of each Fund to:

(1)            eliminate the fundamental investment policies that currently constitute the Funds’ social screening criteria (as described in greater detail in the proxy statement, the directors intend to adopt modified and expanded, non-fundamental social screening criteria for each Fund to implement a more comprehensive, proactive and engaged approach to socially responsible investing);

(2)            approve amendments to and the elimination of certain other fundamental investment policies of each Fund;

(3)            for the Pax World Balanced Fund, Inc. only, to approve amendments to the distribution plan of the Fund;

(4)            approve the amendment and restatement of the investment advisory contract between the Funds and Pax World Management Corp;

(5)            approve the reorganization of each Fund (a “Reorganization”) into a separate, corresponding newly-formed series (a “New Fund”) of Pax World Funds Series Trust I, a Massachusetts business trust (the “Acquiring Trust”), pursuant to an Agreement and Plan of Reorganization (a “Reorganization Plan”) of each Fund providing for and authorizing certain related actions involving: (i) the transfer of all of the assets of each Fund to the corresponding New Fund, in exchange for shares of the corresponding New Fund and the assumption by the corresponding New Fund of all of the liabilities of such Fund; (ii) the distribution of such shares to the shareholders of each Fund in complete liquidation of each Fund; and (iii) the dissolution under state law of each Fund;

(6)            elect directors of each Fund; and

(7)            ratify the selection of Ernst & Young LLP as the independent registered public accounting firm of each Fund for the year ending December 31, 2006.

It is expected that the proxy statement will be released to shareholders of the Registrants on or near August 8, 2006.

Please direct any questions or comments regarding this filing to me at (617) 951-7893 or Brian McCabe at (617) 951-7801.  Thank you for your attention to this matter.

Very truly yours,

/s/ Marc O. Stahl

Marc O. Stahl